Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Management's Discussion and Analysis

Quarterly Highlights

For the nine months ended September 30, 2021

Dated: November 22, 2021

(In U.S. dollars)

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

This Management's Discussion and Analysis ("MD&A") of Lion Copper and Gold Corp. and its wholly owned subsidiaries (collectively, "Lion" or the "Company"), dated November 22, 2021, should be read in conjunction with the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021, and the audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards ("IFRS"). All $ amounts in this MD&A are United States dollars unless otherwise noted.

On November 18, 2021, the Company announced the changing of its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company will commence trading under the new name at the open of trading on Tuesday, November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and will trade on the OTCQB Market under the symbol "LCGMF."  Additional information about Lion, including the Company's press releases, quarterly and annual reports, is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com or the United States Securities Exchange Commission at www.sec.gov/edgar. Information about mineral resources, as well as risks associated with investing in the Company's securities, is contained in the Company's most recently filed 20-F.

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

Other than statements of historical fact, all statements that address activities, events, or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements in this MD&A are based on the beliefs, expectations, and opinions of management when the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates, or opinions change, except by applicable securities laws.

Company Profile and Business Overview

Lion Copper and Gold Corp. is a copper exploration company with the objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

MacArthur and Yerington Copper Projects, Nevada

Located in the historic copper district of Yerington, Nevada, Lion's Yerington Copper Projects include the MacArthur and Yerington deposits, which are 100% owned by Singatse Peak Services LLC (SPS), a wholly owned subsidiary of Lion.

Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,678,290 in cash payments over 15 years ($4,929,290 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Outstanding payments due under the five option agreements by year are as follows:

  $193,000 due in 2021 ($93,000 paid),
  $193,000 due 2022;
  $201,000 due in 2023;
  $51,000 due in years 2024 to 2028

Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments (paid) and incur a work commitment of $50,000 by December 31, 2021 (completed). During 2021 two final option payments of $125,000 due by August 1, 2021, and the final $125,000 due by October 10, 2021, were both paid and form part of the total payments of $1,405,000.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

Groundhog Project, Alaska

The Company has signed an agreement with Chuchuna Minerals Company, an Alaska corporation, giving it an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000-acre property located on an established copper porphyry belt, two hundred miles southwest of Anchorage, Alaska.

The Groundhog claims cover the northern extension of a structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is three miles south of the Groundhog claim boundary. During the nine months ended September 30, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment.

Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in six hundred and seventy eight unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in seventy-eight unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by the Company within the first ten years after the option is exercised for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston propose to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing
  making annual lease payments on the Properties after 2021
  incurring CAD 150,000 of exploration expenditures on the Chaco Bear Property and CAD 50,000 of exploration expenditures on the Ashton Property before the end of 2021 incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 paying CAD 1,500,000 for the Chaco Bear Property and CAD 1,000,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD 250,000 on the Chaco Bear Property and CAD 150,000 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% net smelter return royalty (the "NSR") on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD 6,000,000 and 1.0% on the Ashton Property for a payment of CAD 3,000,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD 12,000,000 and the remaining 1.0% NSR on the Ashton Property for CAD 6,000,000.

Performance Highlights

  Water Rights Sale

On February 24, 2021, the Company announced a water rights sale to Desert Pearl Farms LLC for $2,910,000 (the "Agreement"). An initial deposit of $1,000,000 was received on March 5, 2021, and funds were used for the Company's exploration programs and corporate expenses.

On July 23, 2021, the Company received a notice from the State of Nevada declaring the forfeiture of three water rights permits, including the permit related to the Agreement, and denying the extension application submitted in November 2020 of the fourth water rights permit (the "Forfeiture Notice").

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and continues to undertake the appeal process.

  Drilling at MacArthur Copper Property

On August 5, 2021, the Company completed a core drilling program of approximately 5,147 feet (1,569 meters) at its MacArthur project in the Yerington District, Nevada. On October 6, 2021, the Company announced the assay results from the drilling program. From this same drilling program, an 11-tonne representative metallurgical sample was generated for ongoing metallurgical testing in support of the pre-feasibility study.

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Three holes (QM-319, QM-320, and QM-328) were drilled on the north to northwestern edge of the current resource. Each hole intersected oxide and chalcocite mineralization. Significant intercepts include drill hole QM-320 (31.1 m @ 0.58% Cu, including 22.6 m @ 0.70% Cu); QM-328 (23.5 m @ 0.44% Cu); and QM-319 (10.8 m @ 0.14% Cu). Each drill hole contains additional acid soluble copper intercepts.

Holes QM-326 and QM-327, drilled on the southern edge of the current oxide resource each intersected near surface oxide mineralization. Significant intercepts include 6.7 m @ 0.27% Cu and 7.3 m @ 0.70% copper from QM-326 and QM-327, respectively. Both holes also indicate the potential for additional oxide resource expansion to the south and southeast.

Drill holes QM-321 and QM-322 were drilled on the south/southeastern edge of the current oxide resource. Both drill holes intersected near surface oxide mineralization; QM-321 intersected 13.7 m @ 0.17% copper and QM-322 intersected 31.1 m @ 0.11% Cu. Both drill holes also indicate the potential for an additional oxide resource to the south. In addition, QM-322 was collared on a legacy MacArthur sub-grade stockpile, from which 12.3 m @ 0.13% copper was identified. The MacArthur sub-grade stockpile has not previously been sampled but based on these results, the Company may consider evaluating it for additional resource potential.

Two additional drill holes (QM-323 and QM-324) were drilled to explore for additional oxide resource farther east and infill from previous oxide intercepts in this area. Each drill hole identified short, scattered oxide intercepts, and identified additional chalcocite and chalcopyrite mineralization. QM-323 includes 24.4 m @ 0.20% copper in the form of chalcopyrite and QM-324 includes 9.8 m @ 0.39% copper in the form of chalcocite and chalcopyrite.

Drill holes QM-319 and QM-320 were drilled to depths of 243.8 m and 362.3 m, respectively, to test under-drilled induced polarization geophysical anomalies. Both drill holes intersected zones of primary mineralization, occurring as wispy quartz-sericite-biotite-sulfide veinlets/vein haloes, which are commonly associated with porphyry-style mineralization in the Yerington District. These two drill holes provide important guidance for primary sulfide drilling in future programs.

Technical information in this discussion was approved by Thomas Patton, chairman to the company and a qualified person as defined in National Instrument 43-101.

Review of Operations and Financial Results

The scale and nature of the Company's corporate and administrative activity have remained consistent over the periods presented, except for Q3 2021 in which the increase in general and administration expenses is due to the hiring of executives, consultants, and the increase of marketing activity. Quarterly fluctuation in losses, has also been caused by non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

The following table sets out the quarterly financial information for each of the last eight quarters:

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

(In thousands of U.S. dollars except for per share
amount)	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19
		$	$	$	$	$	$	$
General administration	(503)	(384)	(275)	(298)	(326)	(216)	(303)	(302)
Fair value (loss) gain on derivative liabilities	84	(38)	(19)	11	(1)	28	52	(50)
Foreign exchange gain (loss)	31	15	3	(2)	24	-	(2)	(20)
Other expenses	(101)	-	(12)	(51)	(127)	(31)	(16)	(12)
Loss on settlement of convertible notes	-	-	-	-	(26)	-	-	(15)
Share-based compensation	(173)	(732)	-	-	(3)	(168)	(4)	-
Gain (loss) on marketable securities	(70)	397	(129)	(87)	222	273	68	(77)
Net loss	(732)	(742)	(432)	(427)	(237)	(114)	(205)	(476)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue.

During the nine months ended September 30, 2021, the Company spent $1,234,000 in operating activities (2020 - $947,000) and $924,000, net of water proceeds (2020 - $742,000) in mineral property maintenance and technical work.

Under several mineral property option agreements, the Company is required to pay, at its discretion, a combined $753,000 ($260,000 paid year-to-date) in mineral property options and work commitment in 2021, plus annual mineral claim fees for its properties in Nevada (paid $347,000).

During the nine months ended September 30, 2021, the Company received combined gross proceeds of CAD 264,000 from the exercise of 4,600,000 stock options and 1,000,000 warrants. In addition, 1,962,795 common shares of Grande Portage Resources Ltd. were sold for proceeds of $830,494.

As of November 22, 2021, the Company had a cash balance of $2,273,623.

Material increases or decreases in the Company's liquidity and capital resources will be determined by a favorable outcome regarding the Petition for Judicial Review of the Forfeiture Notice filed on August 20, 2021 and obtaining equity or other sources of financing. Should the appeal be unsuccessful and/or the buyer of the water rights elects to terminate the Agreement, the Company is obligated to refund the $1,000,000 received in March 2021.

Please refer to Note 1, Nature of Operations and Going Concern, in the condensed interim consolidated financial statements for the period ended September 30, 2021 for further details.

Related Party Information

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2021	2020	2021	2020
Salaries	$170	$95	$432	$193
Directors' fees	-	9	18	18
Share-based compensation	81	85	406	85
	$251	$189	$856	$296

During the period ended September 30, 2021 the Company granted a NSR royalty  to a company controlled by two Directors of the Company with respect to their services on the Chaco Bear and Ashton Properties (see Note 4 VI to the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021).

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Directors of the Company participated in the first and second tranches of the Company's Private Placement, acquiring 1,550,000 Units (see Note 6 II to the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021).

On September 15, 2021, Lei Wang resigned as CFO. On the same date, the Company announced the appointment of Mr. Stephen Goodman as CFO and appointed Tony Alford as director of the Company. Stephen Goodman also serves as the President of the Company.

Outstanding Share Information at Date of Report

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as of November 22, 2021: 293,806,611.

Stock options as of November 22, 2021, are:

		Number of	Remaining	Number of
	Exercise Price	Options	contractual life in	Options
Expiry Date	(CAD)	Outstanding	years	Exercisable
June 23, 2022	0.10	2,220,000	0.62	2,220,000
September 20, 2023	0.06	1,690,000	1.87	1,690,000
June 21, 2024	0.07	2,150,000	2.62	2,150,000
August 8, 2024	0.06	470,000	2.75	470,000
June 20, 2025	0.08	2,900,000	3.62	2,900,000
June 18, 2026	0.25	9,450,000	4.61	4,725,000
October 21, 2026	0.09	2,700,000	4.95	675,000
		21,580,000		14,830,000

Share purchase warrants outstanding as of November 22, 2021, are:

			Remaining contractual life in
Expiry date	Granted	Exercise price	years
August 28, 2022	11,000,000	0.05	0.78
September 20, 2022	769,230	0.07	0.84
September 13, 2024	26,488,733	0.10	2.82
September 27, 2024	13,152,909	0.10	2.86
October 21, 2024	31,672,632	0.10	2.93
	83,083,504

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, available on the SEC website at www.sec.gov.

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Subsequent Events

a) On October 14, 2021, the Company agreed to settle outstanding debt of CAD 33,302 with an arm's length creditor by issuing 403,665 common shares of the Company at a deemed price of CAD 0.0825 per share. The amount of indebtedness represents an outstanding account for services provided to the Company.

b) On October 21, 2021, the Company closed the third and final tranche of its oversubscribed Private Placement. The Company issued 29,832,834 units ("Units") at a price of $0.06 (CAD 0.075) per Unit for gross proceeds of $1,789,970 (CAD 2,237,463). Combined with the first and second tranches, the Company raised an aggregate of $4,128,140 (CAD 5,160,175) in the Private Placement.

Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.10 per share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") is equal to or greater than US$0.30 for a period of ten consecutive trading days.

In connection with the completion of the third tranche of the Private Placement, the Company paid a total of $110,388 and issued an aggregate of 1,839,798 finder's warrants as finder's fees. The finder's warrants are exercisable at a price of $0.10 per share for a period of 3 years from the date of closing.

The securities issued pursuant to the third tranche of the Private Placement are subject to a four-month hold period expiring on February 22, 2022.

c) On October 21, 2021, the Company granted 2,700,000 incentive stock options pursuant to its stock option plan and 8,000,000 restricted share units ("RSUs") pursuant to its restricted share unit plan (the "RSU Plan") to various directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.09 per share and expire five years from the date of grant. The RSUs granted will vest over a three-year period, with 33.33% of the RSUs vesting immediately upon receipt of final approval of the RSU Plan from the Exchange and 33.33% vesting every 12 months from the date of grant. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale, or similar transaction in a) one of either the Chaco Bear or Ashton Projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear and Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

d) On October 29, 2021, 150,000 options were exercised for gross proceeds of CAD$14,250.

e) On November 3, 2021, 135,000 options were exercised for gross proceeds of CAD$10,800.

f) On November 3, 2021, the Company announced the appointment of Mr. David Harvey, CPG as Vice President of Exploration for the Company.

g) On November 18, 2021, the Company announced the changing of its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on Monday, November 22, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and trade on the OTCQB Market under the symbol "LCGMF".

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Off - Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In the application of the Company's accounting policies, which are described in note 2 of the audited annual financial statements of the Company for the years ended December 31, 2020, and 2019, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, which have the most significant effect on the amounts recognized in the Company's consolidated financial statements are related to the economic recoverability of the mineral properties, liquidity risk and the assumption of no material restoration, rehabilitation and environmental exposure.

Key Sources of Estimation Uncertainty

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment, and advances for assets under construction are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are more than their recoverable amount. Such review is undertaken on an asset-by-asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit ("CGU") level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, adverse changes in valuation assumptions or declines in the fair values of the Company's CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties are being used or are expected to be used and indications of economic performance of the assets.

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided in the financial statements. The provision represents management's best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 2(f) of the audited annual financial statements for the years ended December 31, 2020, and 2019. The fair value of stock options granted is measured using the Black-Scholes option valuation model and is only an estimate of their potential value and requires the use of estimates and assumptions.

Changes in Accounting Policies and Accounting Standards Issued but Not Yet Effective

Changes in Accounting Policies

The Company has not made changes to its accounting policies.

Accounting Standards Issued but Not Yet Effective

Amendments to IAS 16 Property, Plant and Equipment

With the amendments to IAS 16 Property, Plant and Equipment, proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant, and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a Company's ordinary activities, the amendments will require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of loss and comprehensive loss. These amendments are expected not to have a material impact on the Company's financial statements. These amendments are effective for reporting periods beginning on or after January 1, 2022.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings) (''NI 52-109''), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed interim consolidated financial statements for the nine months ended September 30, 2021, and this accompanying MD&A (together, the "Interim Filings").

Lion Copper and Gold Corp. MD&A – Quarterly Highlights For the nine months ended September 30, 2021

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information, the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.